Jeremy D. Franklin Managing Director, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262

T 704.988.4101 jeremy.franklin@nuveen.com

September 22, 2025

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 153 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. McManus:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to a comment provided to us telephonically on September 10 and 15, 2025 related to a comment you previously provided to us on August 14, 2025 regarding the Statement of Additional Information (“SAI”) for the Nuveen Lifecycle 2070 Fund and Nuveen Lifecycle Index 2070 Fund, each a series of the Registrant (the “Funds”) included in Post-Effective Amendment No. 153, which was filed on June 30, 2025 (the “Initial Filing”). Set forth below is our response to your comment. Terms used but not defined herein have the definition included in the SAI.

1.       With respect to response five in your September 8, 2025 response to our prior comments on the Initial Filing, as drafted, the Funds’ concentration disclosure indicates they will not concentrate in any particular industry except real estate. The Funds do not specify any group of industries in which they will concentrate (as contemplated by the guidance you cited). Please revise to specify the group of industries in which the Funds will concentrate.

The Registrant confirms that the following language will be added to the end of the last paragraph in the “Investment objectives, policies, restrictions and risks–Fundamental policies” section of the SAI.

With respect to the limitation in number 8 above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s net assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change.

* * * *

Kim McManus

September 22, 2025

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc:	John McCann
Senior Managing Director, Managing Associate General Counsel
Rachael Zufall
Managing Director, Associate General Counsel